1934 Act Registration No. 1-14700

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For the month of March 2011
Taiwan Semiconductor Manufacturing Company Ltd.
(Translation of Registrant’s Name Into English)
No. 8, Li-Hsin Rd. 6,
Hsinchu Science Park,
Taiwan
(Address of Principal Executive Offices)
     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F ☑          Form 40-F ☐
     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes ☐          No ☑
(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82:                     .)

Taiwan Semiconductor Manufacturing Company Limited
March 21, 2011
This is to announce that Taiwan Semiconductor Manufacturing Company Ltd’s (“the Company”) (NYSE:TSM) 2011 Submission Period applicable to ADR holders of the Company for the submission of shareholder proposed resolutions or nomination of candidates for independent directors will start from April 6 to April 15, 2011 (Note). All submissions must be made within this period. For all enquiries, please contact Citibank Shareholder Services at 1-877-CITI-ADR (248-4237).
Note:	There are two additional independent directors to be elected at this year’s Annual General Shareholders’ Meeting.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Taiwan Semiconductor Manufacturing Company Ltd.
Date: March 21, 2011	By	/s/ Lora Ho
Lora Ho
Senior Vice President & Chief Financial Officer